Issuer Free Writing Prospectus filed pursuant to Rule 433
supplementing the Preliminary Prospectus Supplement dated May 14, 2007 and Prospectus dated April 7, 2006

Registration No. 333-133115

May 17, 2007

Ventas, Inc.

Common Stock

In response to a question raised by a representative of an institutional investor concerning nursing home valuations, an employee of Ventas sent an email to that representative stating: “Regarding [the pending sale of Genesis Healthcare], I think if you look at steve monroe’s blog on the senior care investor website, he might mention the value per bed...but I am almost positive that it was [$90,000-$100,000] per bed, and the ipo [of a skilled nursing facilities operator] was around [$125,000] per bed. It may have been [in] an analyst report...”

In response to a question raised by a representative of another institutional investor concerning Ventas’s net asset value (NAV), a senior executive of Ventas sent an email to that representative stating: “Here is an example of the NAV estimates others have for us: Green Street NAV estimate (today) of $35.75/[share], so in basically everyone’s view we are issuing shares at well above NAV. I am biased, but [I] think a “go private” value of our cash flows is substantially higher than Green Street’s estimate of NAV, but precisely where it is impossible to say . . . We are confident in our company, and people are really excited about the story and the assets. I am hoping to couple investor interest with a strong reit market so we can benefit from that extra lift for best execution.”

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents free of charge by visiting the SEC’s Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the preliminary prospectus supplement and accompanying prospectus if you request them calling toll-free at (866) 500-5408.

IMPORTANT INFORMATION ABOUT THE STATEMENTS DESCRIBED ABOVE

Ventas has not independently verified the valuation of any nursing homes and cannot assure you the extent, if any, to which the valuation of any nursing homes is relevant to the financial performance or condition of Ventas’s tenants.

Ventas does not as a matter of course disclose any estimate of its NAV. Ventas has not independently verified the NAV stated above and does not in any way adopt or endorse such estimate, any other estimates of NAV or any views regarding such estimates. Ventas makes no representation as to what Ventas’s NAV is or may be, how research analysts view Ventas’s NAV or how NAV relates to the price of the shares of Ventas common stock.

The statements described above should be balanced against the more complete information provided in Ventas’s registration statement.  In particular, investors should read these statements together with the disclosures made in the preliminary prospectus supplement to which this offering relates and the accompanying prospectus under “Risk Factors” and “Cautionary Note Concerning Regarding Forward—Looking Statements”.